U.S. SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549

                         FORM 12b-25
                 NOTIFICATION OF LATE FILING

                        (Check One):

            [ X ]Form 10-K or Form 10-KSB [ ]Form 20-F []Form 11-K [ ]Form 10-Q or Form 10-QSB [ ]Form N-SAR

          For Period Ended:  January 3, 1998

          [  ]   Transition Report on Form 10-K or Form 10-KSB
          [  ]   Transition Report on Form 20-F
          [  ]   Transition Report on Form 11-K
          [  ]   Transition Report on Form 10-Q or Form 10-QSB
          [  ]   Transition Report on Form N-SAR

          For the Transition Period Ended: . . . . . . . . .
__________________________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.
_______________________________________________________

If the notification relates to a portion of the filing
checked above, identify the item(s) to which the notification relates:
_______________________________________________________

                Part I-Registrant Information

     Full Name of Registrant  Food Lion, Inc.
     Former Name If Applicable
     Address of Principal Executive Office (Street and Number)
     P.O. Box 1330    2110 Executive Drive
     City, State and Zip Code    Salisbury, NC  28145-1330

              Part II-Rules  12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     [X]  (a)  The reason described in reasonable detail in
               Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q [or Form 10-QSB], or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by the Rule 12b-25 (c) has been attached if applicable.

                     Part III-Narrative

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q or Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Company needs additional time to prepare and review appropriate disclosures.

                  Part IV-Other Information

(1) Name and telephone number of person to contact in regard to this notification:

 Laura Kendall           704                  633-8250
 (Name)                (Area Code)         (Telephone Number)



(2)   Have all other periodic reports required       [x]Yes   [ ]No
      under Section 13 or 15(d) of the Securities
      Exchange Act of 1934 or Section 30 of
      the Investment Company Act of 1940
      during the preceding 12 month or for
      such shorter period that the registrant
      was required to file such report(s) been filed?
      If answer is no identify report(s).

(3)   Is it anticipated that any significant change   [  ] Yes  [X] No
      in results of operation from the corresponding
      period for the last fiscal year will be reflected
      by the earnings statements to be included in the
      subject report or portion thereof?  If so:  attach
      an explanation  of the anticipated change, both
      narratively quantitatively, and , if appropriate,
      state the reasons why a reasonable
      estimate of the results cannot be made.
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                      (Food Lion, Inc.)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 3, 1998          By Laura Kendall
                               Laura Kendall
                               Chief Financial Officer